UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 1-2328
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
INDEX

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
GATX Corporation
We have audited the accompanying statements of net assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP Ernst & Young LLP
June 28, 2011
Chicago, Illinois

EIN 36-1124040
Plan #002
GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments in mutual funds	$50,360,531	$48,628,549
Interest in collective trusts	54,531,100	50,785,460
Interest in GATX Stock Fund	25,348,573	21,486,937

Total investments at fair value	130,240,204	120,900,946
Notes receivable from participants	1,580,806	1,554,675
Employer contribution receivable	—	50,802
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(250,132)	325,185

Net assets available for benefits	$131,570,878	$122,831,608

The accompanying notes are an integral part of these financial statements.

EIN 36-1124040
Plan #002
GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions
Investment income (loss):
Net investment gain from mutual funds	$3,450,845	$7,492,438
Net investment gain from collective trusts	5,058,729	5,943,717
Net investment gain (loss) from GATX Stock Fund	5,633,250	(391,792)
Interest and dividend income	2,058,124	1,800,155
Interest income on notes receivable from participants	91,497	109,942

Total investment income	16,292,445	14,954,460

Contributions
Employer contributions	—	1,389,872
Participant contributions	4,113,084	4,704,272
Rollover contributions	180,878	568,672

Total contributions	4,293,962	6,662,816

Transfer from GATX Corporation Hourly Employees Retirement Savings Plan	—	65,405

Total additions	20,586,407	21,682,681

Deductions
Benefit payments	11,838,913	10,111,885
Administrative fee	8,224	7,460

Total deductions	11,847,137	10,119,345

Net increase in plan assets	8,739,270	11,563,336

Net assets available for benefits at beginning of year	122,831,608	111,268,272

Net assets available for benefits at end of year	$131,570,878	$122,831,608

The accompanying notes are an integral part of these financial statements.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements
EIN 36-1124040
Plan #002
1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined-contribution plan established on July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
After a participant completes six months of service, the Company may contribute on behalf of the participant a matching contribution of $0.50 for each $1.00 contributed by the participant, up to 6% of the participant’s eligible compensation. At its discretion, the Company may suspend matching contributions or make additional matching contributions for eligible participants. All contributions are made in cash and are deposited semimonthly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of the Plan’s earnings (losses). Allocations are based on account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Vesting
Participants are immediately 100% vested in their account balances.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
Payment of Benefits
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant’s account, less any outstanding loan balances, will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment or installment payments. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).
Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant’s account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant’s account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.
2. Significant Accounting Policies
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.
ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for the fiscal years ending after December 15, 2010, and is required to be applied retrospectively.
The adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
Basis of Accounting
The accompanying financial statements were prepared on the accrual basis in accordance with accounting principles generally accepted in the United States (GAAP).
Benefit Payments
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statement of assets available for benefits.
4. Fair Value of Financial Instruments
Fair value measurements are classified according to a three-level hierarchy based on management’s judgment about the reliability of the inputs used in the fair value measurement.
Level 1 — Measurements for which quoted prices are available in active markets for identical assets or liabilities.
Level 2 — Measurements containing pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Measurements containing unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 measurement techniques typically include pricing models and discounted cash flow methodologies and significant judgment is required.
The following table sets forth the Plan’s investments by level within the fair value hierarchy as of December 31, 2010:

	Quoted Prices in	Significant
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds:
U.S. equities	$17,493,742	$—	$17,493,742
International equities	7,793,912	—	7,793,912
Fixed income	13,779,306	—	13,779,306
Balanced (lifecycle)	11,293,571	—	11,293,571
GATX Stock Fund	—	25,348,573	25,348,573
Collective trusts:
U.S. equities	—	27,863,008	27,863,008
International equities	—	638,696	638,696
Fixed income (Fidelity MIP Fund)	—	25,331,600	25,331,600
Fixed income	—	697,796	697,796

Total investments at fair value	$50,360,531	$79,879,673	$130,240,204

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
The following table set forth the Plan’s investments by level within the fair value hierarchy as of December 31, 2009:

	Quoted Prices in	Significant
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds:
U.S. equities	$16,769,059	$—	$16,769,059
International equities	8,090,528	—	8,090,528
Fixed income	13,732,005	—	13,732,005
Balanced (lifecycle)	10,036,957	—	10,036,957
GATX Stock Fund	—	21,486,937	21,486,937
Collective trusts:
U.S. equities	—	24,118,815	24,118,815
International equities	—	574,685	574,685
Fixed income (Fidelity MIP Fund)	—	25,882,143	25,882,143
Fixed income	—	209,817	209,817

Total investments at fair value	$48,628,549	$72,272,397	$120,900,946

The following is a description of the valuation techniques and inputs used as of December 31, 2010 and 2009:
Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held at year-end.
GATX Stock Fund: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund’s daily cash needs. Unitizing the GATX Stock Fund allows for daily trades into and out of the fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in the Fidelity Institutional Money Market. At December 31, 2010 and 2009, the value of a unit was $23.47 and $18.47, respectively.
Collective trusts (excluding the Fidelity MIP fund): Valued based on the closing NAV prices quoted by the funds. The NAV represents the unitized fair values of the underlying securities held by the trusts, which are traded on an active exchange market. There are no unfunded commitments, restrictions on redemption frequency or advance notice periods required for redemption for any of the collective trusts.
Fidelity MIP Fund: Contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate their entire share in the fund. The Fidelity MIP Fund value is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets.
The Plan’s interest in the Fidelity MIP Fund is presented at fair value on the statements of assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings.
5. Investments
Except for investments held in the GATX Stock Fund (see Note 6), the Plan held the following individual investments representing 5% or more of the Plan’s assets available for benefits:

	December 31
	2010	2009
Fidelity Managed Income Portfolio II (at contract value)	$25,331,600	$25,882,143
NTGI S&P 500 Index	15,409,595	14,325,732
PIMCO Total Return Fund — Institutional Class	13,779,307	13,732,005
Eaton Vance Large Cap Value Fund (A)	10,027,129	10,235,769
T. Rowe Price Growth Stock Fund — Advisory Class	7,466,613	6,533,290
6. GATX Stock Fund
The GATX Stock Fund is held in the GATX Corporation Master Trust, which includes assets of the Plan and of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan’s interest in the master trust is stated at the Plan’s equity in the net assets of the master trust at December 31, 2010 and 2009. All GATX common stock held by the master trust is measured at fair value on a recurring basis. The carrying amounts of cash equivalents, other receivables and other payables approximate fair value due to the short maturity of those instruments.
A summary of the net assets and the changes in net assets of the GATX Stock Fund is as follows:

	December 31
	2010	2009
Assets
Cash and cash equivalents	$267,932	$231,364
GATX common stock	26,021,998	22,052,429
Other receivables	933	28,722

Liabilities
Other payables	667	10,000

Net assets	$26,290,196	$22,302,515

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

	Years Ended December 31
	2010	2009
Additions
Transfers from participating plans	2,592,576	2,671,189
Interest and dividend income	19,271	27,240
Net appreciation in fair value of common stock	5,836,183	—

	8,448,030	2,698,429

Deductions
Transfers to participating plans	(4,460,349)	(4,674,892)
Net depreciation in fair value of common stock	—	(409,243)

	(4,460,349)	(5,084,135)

Net increase (decrease) in trust assets	3,987,681	(2,385,706)
Net assets at beginning of year	22,302,515	24,688,221

Net assets at end of year	$26,290,196	$22,302,515

The Plan held a 96.4% and 96.3% interest in the GATX Stock Fund as of December 31, 2010 and 2009, respectively.
7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Assets available for benefits per the financial statements	$131,570,878	$122,831,608
Net adjustment from fair value to contract value for fully benefit-responsive contracts	250,132	(325,185)
Amount receivable from employer contributions	—	(50,802)

Net assets available for benefits per Form 5500	$131,821,010	$122,455,621

The following is a reconciliation of net increase in plan assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in plan assets per the financial statements	$8,739,270
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	250,132
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	325,185
Change in contributions receivable from GATX	50,802

Net increase in plan assets per the Form 5500	$9,365,389

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)
The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

	Year Ended December 31
	2010	2009
Total benefit payments per the financial statements	$11,838,913	$10,111,885
Amounts deemed distributions of participant loans	(854)	(319)

Total benefit payments per the Form 5500, Schedule H	$11,838,059	$10,111,566

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
9. Party-in-Interest Transactions
The Plan holds units of collective trusts and the Fidelity Institutional Money Market which are managed by Fidelity Management Trust Company, the record keeper of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

EIN 36-1124040
Plan #002
GATX Corporation Salaried Employees Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Shares/	Current
Identity of Issuer/Description of Issue	Units	Value
Fidelity Management Trust Company:
Fidelity Managed Income Portfolio II*	25,081,468	$25,331,600
NTGI S&P 500 Index	1,635,774	15,409,595
PIMCO Total Return Fund — Institutional Class	1,269,982	13,779,307
Eaton Vance Large Cap Value Fund (A)	550,336	10,027,129
T. Rowe Price Growth Stock Fund — Advisory Class	232,243	7,466,613
NTGI S&P 400 Index	594,774	6,424,395
Pyramis Small Capitalization*	547,557	6,029,017
Fidelity Diversified International Fund K*	175,633	5,290,072
Vanguard Target Return 2020	174,044	3,846,373
Alliance Bernstein International Value K	184,377	2,503,840
Vanguard Target Return 2030	76,342	1,655,100
Vanguard Target Return 2010	68,834	1,535,682
Vanguard Target Return 2015	88,252	1,096,094
Vanguard Targeted Return Inc.	84,519	953,374
Vanguard Target Return 2040	39,214	843,102
SSgA U.S. Inflation Protected Bond Index Non-Lending Series	61,692	697,796
Pyramis Select International Small Capitalization*	63,530	638,696
Vanguard Target Return 2025	38,740	488,902
Vanguard Target Return 2035	29,898	391,361
Vanguard Target Return 2005	15,632	183,365
Vanguard Target Return 2045	13,241	178,750
Vanguard Target Return 2050	5,676	121,468
Participant loans (4.25% to 9.75% interest rates, various maturities)*		1,580,806

		$106,472,437

*	Party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN (Name of the Plan)

Date: June 28, 2011	/s/ James Conniff

James Conniff
Plan Administrator

EXHIBIT INDEX
The following exhibit is filed as part of this annual report:
Exhibit
23.1	Consent of Independent Registered Public Accounting Firm